EXHIBIT 99.1

For Immediate Release 20-50-TR	Date:	October 26, 2020

Teck Named to Forbes World’s Top Employers List

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck”) has been named to the Forbes World’s Best Employers 2020 list, an employee-driven ranking of multinational and large companies from 45 countries that looked at topics including COVID-19 response and willingness to recommend an employer to friends and family.

“Teck is proud to have an exceptional workforce of skilled, dedicated and passionate people who are committed to providing the materials necessary to build a better quality of life for communities around the world,” said Don Lindsay, President and CEO, Teck. “From the outset of the COVID-19 pandemic, our people and our company have worked tirelessly to safeguard the health of their co-workers, their families and their communities while maintaining employment. This has been a challenging year for everyone, but their focus on health and safety and on responsible resource development has never wavered.”

Teck has put in place an expanded support network to help employees and their families through the pandemic. This includes free access to on-demand virtual health services and support for mental, financial, physical and emotional well-being. In addition, Teck created a $20-million fund to support critical social initiatives and increased healthcare capacity in local communities in response to the COVID-19 pandemic. Dozens of organizations have been supported, including food banks, healthcare services, Indigenous organizations and others.

The fourth-annual list of the World’s Best Employers is compiled by Forbes with market research firm Statista. They surveyed 160,000 full-time and part-time workers from 58 countries working for businesses with operations in multiple nations or regions. Surveys were conducted on a rolling basis from June to July, and participants were asked to rate their willingness to recommend their own employers to friends and family. They were also asked to rate their satisfaction with their employers’ Covid-19 responses and score their employers on image, economic footprint, talent development, gender equality and social responsibility. The final list is composed of 750 multinational and large corporations headquartered in 45 countries. To learn more about Forbes World’s Best Employers 2020 click here.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal and zinc, as well as investments in energy assets. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com